UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of April 2021

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

SENDAS DISTRIBUIDORA S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 06.057.223/0001-71

NIRE: 33.300.272.909

MATERIAL FACT

Sendas Distribuidora S.A. ("Company"), pursuant to Law No. 6.404, of December 15, 1976, as amended, and to the Brazilian Securities and Exchange Commission (“CVM”) No. 476, of January 16, 2009, as amended (“Brazilian Corporate Law” and “CVM Instruction 476”, respectively), hereby informs its shareholders and the market in general that the Company’s Board of Directors has approved the 2nd (second) issuance of simple unsecured debentures, not convertible into shares, in up to two series, of the Company, with a term of validity between five and seven years, in the total amount of R$ 1,200,000,000.00 (one billion and two hundred million Reais) (“Issuance” and “Debentures”, respectively), for public distribution with restricted efforts pursuant (“Restricted Offering”).

The Debentures shall be subject to the Restricted Offering directed exclusively to Professional Investors, as set forth in article 9-A, of CVM Instruction 539, of November 13, 2013, as amended (“CVM Instruction 539”).

The terms and conditions of the Restricted Offering are defined in the Issuance’s Indenture (“Indenture”).

The funds raised through the Issuance will be used by the Company for general uses, including cash increase.

The Minutes of the Board of Director’s Meeting that has approved the terms and conditions of the Issuance, as set forth in article 59, paragraph 1st of the Brazilian Corporate Law, as well as the Indenture, are available in Company’s website (https://ri.assai.com.br/), in CVM’s website (www.gov.br/cvm/pt-br) and in B3’s website (www.b3.com.br).

The Restricted Offering is automatically dismissed from the registration of public distribution by CVM, under the terms of article 6 of CVM Instruction 476.

This Material Fact is only for informative purpose, as set forth in the prevailing legislation and shall not be interpreted as selling efforts of the Debentures.

The Company will keep its Shareholders and the market in general informed about any new material facts related to the Issuance.

Sao Paulo, April 22, 2021.

_________________________

Gabrielle Helú

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 22, 2021

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Executive Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer